Exhibit 99.1

Ozon Announces Changes to Its Board of Directors and Top Management

Moscow, April 12, 2022 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), a leading Russian e-commerce platform, announces that Alexander Shulgin stepped down as Chief Executive Officer of Ozon group and resigned from the Board of Directors of Ozon with effect from April 11, 2022, following European Union and Australia sanctions imposed on Alexander Shulgin. The Company’s Chief Financial Officer, Igor Gerasimov, will replace Alexander Shulgin as an Executive Director on the Board of Directors.

Management of the Company will now be undertaken by the Management Board comprised of several members of the management team. The new Management Board will make strategic decisions and will manage business operations based on the principle of collegial management, which has de facto been in place at Ozon and already proven to be highly effective.

“We were surprised and saddened by news and the rationale for sanctioning of Alexander Shulgin. Ozon has always pursued the highest standards of conducting business with the goal to provide the best services to our clients and merchants, whilst creating maximum value for our investors,” said Elena Ivashentseva, the Chairperson of Ozon’s Board of Directors. “We are very grateful to Alexander for his dedication and contribution to Ozon, and in particular for bringing together the best management team in the market which has grown the Company’s business more than twenty fold in the past four years and transformed Ozon from a small online retailer into a leading e-commerce platform with a variety of additional product verticals such as logistics, e-grocery and fintech. I am confident the Management Board will continue to implement the Company’s strategy of fast growth, best in class services and improving operational efficiency”.

Neither Ozon Holdings PLC nor any of its subsidiaries are currently subject to any sanctions by the European Union, the United States, the United Kingdom or any other countries. In addition, on March 31, 2022, Ozon Bank was removed from the Specially Designated Nationals and Blocked Persons List by the Office of Foreign Assets Control of the U.S. Treasury Department. For further disclosure please refer to the Company’s press releases dated March 31, 2022 and February 25, 2022.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Ozon’s platform offers one of the widest selections of goods across multiple product categories. Ozon’s country-wide warehouse footprint includes around one million square meters. Its infrastructure enables Ozon to provide Russian population with a fast and convenient delivery via couriers, pick-up points and parcel lockers. Ozon’s extensive logistics and fast-developing marketplace allow over 90 thousand entrepreneurs to sell their products across Russia’s 11 time zones to more than 25 million customers. In addition to its core e-commerce business, Ozon is expanding Ozon Fintech and other value-added services such as its quick commerce and online grocery solution Ozon.fresh. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our”, “us”, “Ozon” or the “Company”). All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please, refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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